

March 27, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Sterling Capital Funds
        Issuer CIK: 0000889284
        Issuer File Number: 33-49098 / 811-06719
        Form Type: 8-A12B
        Filing Date: March 27, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Sterling Capital Ultra Short Bond ETF and Sterling Capital Short Duration Bond ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications